

May 14, 2014

Via E-mail
Grant Isaac
Chief Financial Officer
Cameco Corporation
2121 - 11th Street West,
Saskatoon, Saskatchewan
Canada, S7M 1J3

>   **Re: Cameco Corporation**
>   **Form 40-F for the Year Ended December 31, 2013**
>   **Filed February 27, 2014**
>   **File No. 001-14228**

Dear Mr. Isaac:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.1
Mineral reserves and resources, page 75

1.   We note that you used an average uranium price of $63.75 (US) per pound U_3O_8 in the determination of your proven and probable mineral reserves. Please tell us how you determine the pricing used in the calculation of your mineral reserves. In your response please address the decline in uranium prices as noted on page 14 of your disclosure and the increase in your reserve pricing from $58 (US) in 2011, to $61 (US) in 2012, and $63.75 (US) in 2013.

Exhibit 99.2
Notes to consolidated financial statements, page 9
12. Equity-accounted investees, page 32
B. Associates, page 34

2.   We note the schedule of summarized financial information of GE-Hitachi Global Laser
        Enrichment LLC (GLE) includes Proprietary assets and other adjustments of $138
        million to compute the carrying amount of your investment in GLE. We also note that
        your share of the net assets of GLE is $48 million. Please clarify the nature of the
        proprietary assets and other adjustments and explain why the balance increased during
        the year ended December 31, 2013.

22. Income taxes, page 40

3.   We note your tax litigation with Canada Revenue Agency, (CRA) regarding transfer
        pricing methodology used and that CRA issued notices of reassessment for the tax years
        2003 through 2008 in the aggregate amount of $2,043,000,000. We also note your
        disclosure that you expect to recover the amounts remitted to CRA, including the
        $59,475,000 already paid as at December 31, 2013 which is included as a receivable and
        you have recorded a provision in the amount of $73,000,000. Please tell us the total
        amounts paid to CRA, including penalties, to date regarding the reassessments and why
        you have accounted for these payments as a receivable and reference the guidance used to
        support the accounting as of December 31, 2013.

33. Subsequent event, page 65

4.   We note you signed an agreement to sell your 31.6 % limited partnership interest in
        BPLP on January 30, 2014. We also note from page 32 that you include the carrying
        value of your interest in BPLP in a line item labeled as investments in equity-accounted
        investees in your consolidated statements of financial position as of December 31, 2013.
        Please tell us how you considered IFRS 5 with respect to reporting your investment in
        BPLP as held for sale as of December 31, 2013 pursuant to paragraph 20 of IAS 28
        (2011).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer at 202-551-3610 regarding the engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining